2005 | **First Midwest Bancorp**

2005 Midwest Super-Community
Bank Conference

March 2, 2005

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest: Chicago's Premier Independent Banking Company

I.   2004 Performance Highlights

II.   Superior Long Term Performance

III. Six Principal Causes

IV. 2005 Outlook: Continuing The Momentum

92% of Total FMBI Assets In Metro Chicago


WI
McHenry County
Lake County
Lake Michigan
Cook County
Kane County
Chicago
Du Page County
Kendall County
Will County
LaSalle County
Grundy County
IN

I. 2004 Performance Highlights

2004 Performance Highlights

- **13th Consecutive Year Higher E.P.S.**
  - **Up 7.6% vs. 12/31/03**

- **Profitability Above Peer**
  - **ROA 1.45% & ROE 18.7%**

- **Nonperforming Assets at .55%: Below Peer**
  - **Down (22.5%) vs. 12/31/03**

- **Efficiency Ratio Solid at 50.1%: Below Peer**
  - **49.9% without CoVest integration costs**

2004 Performance Highlights (con't.)

- **Successful CoVest Integration**
  - **Over $600 Million Increase In Assets**

- **Commercial Loan Growth:**   **8.9%**

- **Home Equity Lending Growth:**   **10.9%**

- **Demand Deposit Growth:**   **7.4%**

2004 Full Year Peer Comparison

	First Midwest	Midwest Peer [1]	$5-15 BB Peer [2]
Return On Assets	1.45%	1.05%	1.34%
Return On Equity	18.68%	12.37%	14.55%
Non Performing Asset Ratio [3]	.55%	.72%	.56%
Efficiency Ratio	50.11%	62.52%	58.83%

(1) Represents 12/31/04 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$13.8 billion
(2) Represents 12/31/04 median values as obtained from SNL DataSource for 48 institutions ranging in asset size from $5-15 billion.
(3) Represents the ratio of nonperforming assets to loans plus foreclosed real estate

II. Superior Long Term Performance

Earnings and Shareholder Value Trends

Since 1992[1]	Compound Annual Growth
Earnings Per Share ($)	10.14%
Market Capitalization ($ million) ($561 to $1,671)	11.53%
Dividends Per Share ($0.29 to $0.90)	11.99%

[1] No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

Growth In Assets



1992 and 1993 have not been restated for acquisition accounted for as "poolings-of-interest"

Return On Assets



1992 and 1993 have not been restated for acquisition accounted for as "poolings-of-interest"

Nonperforming Asset Ratio



Efficiency Ratio



Disciplined Acquirer

- **Conservative Approach to Acquisitions**

- **Accretive in First Year**
  - **Significant Cost Savings Realized**
  - **Excess Operating Capacity**
  - **Proven Integration Ability**

- **Recent Strategic Acquisitions**
  - **O'Hare Financial Center – closed June 2003**
  - **CoVest Bancshares – closed December 2003**

III.   Six Principal Causes

1. Dedication To Our Corporate Mission

- **13 Years of Sustained Commitment to Mission**

- **Mission:**
  - **Relationship Driven**
  - **Needs Based**
  - **Value Creation**

2. Unique Relationship Management Approach

+ **Relationship Manager Driven**

+ **Integrated Needs Satisfaction Approach**

+ **Focused Line of Business Structure**

+ **Aggressive Sales Management Discipline**

3. Focused Management Process

- ✦ **Tenured**

- ✦ **Aligned**

- ✦ **Research Based**

- ✦ **Planning Driven**

- ✦ **Succession Conscious**

4. Control Driven - Credit

- **Disciplined Credit Culture**

  - **Seasoned Credit Administration**

  - **Diversified Portfolio Risk**

  - **Local Market Focus**

  - **Rigorous Remediation Process**

4. Control Driven - Operational

✦ **Operational Efficiency Emphasis**

 ✦ **Continuous Business Process Improvement**

 ✦ **Rigorous Vendor Management**

 ✦ **Strong Financial Analysis**

 ✦ **Disciplined Distribution Strategy**

5. Strong Treasury Management

- ✦ **Flexible Balance Sheet Positioning**

- ✦ **Broadened Funding Access**

- ✦ **Experienced Portfolio Management**

- ✦ **Rigorous Simulation Discipline**

6. Marketplace Strength

	FMB Target Market[1]	Illinois	United States
2004-2009 Population Growth	**10.3%**	2.7 %	4.8 %
Average HH Income	**$93,842**	$68,913	$63,301
Average Net Worth	**$288,874**	$228,627	$215,239
% Homeowners	**79%**	68%	66%

Source: Claritas

(1) FMB Target Market defined as the DuPage, Lake, Will and McHenry Counties (does not include Cook County).

6. Chicago Marketplace - Opportunity

	Market Opportunity[1]
Financial Assets	**$288 billion**
Total Assets	**$1.07 trillion**
Total Liabilities	**$234 billon**
Trust Assets	**$42 billion**

(1) Source: Branchsource/Highline Data. Counties served by FMB where branches located: Lake, Cook, Will, McHenry, Kane, DuPage

IV. 2005 Outlook:
Continuing The Momentum

2005 Outlook

+ **Strong Profitability**

+ **Solid Asset Quality**

+ **Robust Loan Growth**

+ **Retail Core Deposit Growth**

+ **Expanding Non Interest Revenue**

Robust C&I Growth



CAGR: 7.00%

Retail Core Deposit Growth



Trust Fees



**2004:
Up 10.00%**

Balances (in thousands)

$12,000
$11,500
$11,000
$10,500
$10,000
$9,500

2000   2001   2002   2003   2004   .

Card Based Fees[1]



CAGR: 6.84%

(1)   Represents revenue derived from ATM and Debit Card related volumes and activities

Aggressive Sales Management Expanded Discussion

Proactively
In The Marketplace
Over 5,800 times a day

Retail Presence <u>In</u> The Marketplace

- **1,000 Bankers**
  - **55% Tellers**
  - **45% Relationship Managers/Specialists**

- **240,000 Outbound Client Contacts: 1,000 per day**

- **57,000 Referrals: 250 per day**

Source: Internal projections as of 1/05

Commercial Presence In The Marketplace

- **200 Relationship Managers**

- **50,000 Calls**

- **24,000 Referrals**

- **3,000 Client Relationship Plans**

Source: Internal projections as of 1/05

Marketing:
1.2 Million Unique Impressions

Retail: Over 4,000 unique impressions per day

- **1,000,000 Client and Prospect Communications**
- **50,000 New Client Communications**

Commercial: Over 600 unique impressions per day

- **150,000 Commercial and Small Business Communications**

Source: Internal projections as of 1/05

Why First Midwest?

Six Principal Causes

1. **Dedication to Corporate Mission**

2. **Unique Relationship Management Approach**

3. **Focused Management Process**

4. **Control Driven**

5. **Strong Treasury Management**

6. **Marketplace Opportunities**

Why Now?



Premium Performance:
Without The Premium



*   Represents median value of common stock price as a multiple of annual earnings per share as of 12/31/04 as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$13.8 billion

**   Represents median value of common stock price as a multiple of annual earnings per share as of 12/31/04 as obtained from SNL DataSource for 48 institutions ranging in asset size from $5-15 billion

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